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IN ACCORDANCE WITH RULE 311 OF REGULATION S-T, THESE EXHIBITS ARE BEING FILED IN PAPER

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

THE IT GROUP, INC.	0000731190
Exact name of registrant as specified in charter	Registrant CIK Number

FORM 8-K (dated February 27, 2004)	1-09037
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

____

Name of Person Filing the Document (if other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Monroeville, State of Pennsylvania, March 4, 2004.

THE IT GROUP, INC.
(Registrant)

By: [signature]
Harry J. Soose, Jr.
Chief Operating Officer

Exhibit Index

Exhibit

99.1 Notice of Filing of Monthly Operating Report for period from December 27, 2003 through January 30, 2004 (including Exhibits).

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

In re:	Chapter 11
The IT Group, Inc., et al.,	Case No. 02-10118 (MFW)
	Jointly Administered
Debtors.	

NOTICE OF FILING OF MONTHLY OPERATING REPORT FOR PERIOD FROM DECEMBER 27, 2003 THROUGH JANUARY 30, 2004

PLEASE TAKE NOTICE that on February 27, 2004, the debtors and debtors-in-possession in the above-captioned cases filed with the Court the Monthly Operating Report of The IT Group Inc. et al., for the period from December 27, 2003 through January 30, 2004 (the "Monthly Operating Report"), which is attached hereto as Exhibit A.

PLEASE TAKE FURTHER NOTICE that contemporaneously herewith, the Monthly Operating Report was

DKT. NO. 4732
DT. FILED 2/27/04

transmitted to the parties listed on Exhibit B attached hereto in the manner provided thereon.

Dated: Wilmington, Delaware
February 27, 2004

/s/ Marion M. Quirk
Gregg M. Galardi (I.D. No. 2991)
Marion M. Quirk (I.D. No. 4136)
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899
(302) 651-3000

Attorneys for Debtors and Debtors-in-Possession

EXHIBIT A

The IT Group, Inc.
Case No. 02-10118

Activity for the period December 27, 2003 thru January 30, 2004

Table of Contents

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

In re:	Chapter 11
The IT Group, Inc., *et al.*,	Case No. 02-10118 (MFW)
Debtors.	Jointly Administered

DECLARATION OF HARRY J. SOOSE, JR. IN SUPPORT OF THE MONTHLY OPERATING REPORT FOR THE PERIOD DECEMBER 27, 2003 THROUGH JANUARY 30, 2004 FILED ON BEHALF OF THE ABOVE-REFERENCED DEBTORS

I, Harry J. Soose, Jr. hereby declare under penalty of perjury that the following is true and correct to the best of my knowledge, information, and belief.

1. I am the Chief Operating Officer and Chief Financial Officer of The IT Group, Inc., a Delaware corporation with an office in Monroeville, Pennsylvania.

2. This declaration is submitted in conjunction with the filing of the monthly operating report.

3. All financial activity between the debtors and non-debtor foreign and domestic subsidiaries is outlined in the consolidated statement of income and balance sheet. The bank reconciliations of the debtors are substantially completed as of January 30, 2004. All tax returns and taxes are current.

I declare under penalty of perjury that the foregoing is true and correct to the best of my knowledge, information, and belief.

Dated: Monroeville, PA
February 26, 2004

Harry J. Soose, Jr.
Senior Vice President
COO & CFO

THE IT GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
CASE NO. 02-10118
January 30, 2004

	12/26/03	Reclass/ Prior Period Adjustments	January Activity	01/30/04
Current Assets:				
Cash	52,015,819	-	(786,986)	51,228,833
Accounts receivable	-	-	-	-
Allowance for doubtful accounts	-	-	-	-
Deferred income taxes	-	-	-	-
Other receivables	1,124,358	-	(81,746)	1,042,612
Prepaid expenses and other current assets	31,206,767	-	(3,303,199)	27,903,568
Total current assets	84,346,944	-	(4,171,931)	80,175,013
Property, plant and equipment at cost	-	-	-	-
Accumulated depreciation and amortization	-	-	-	-
Net property, plant and equipment	-	-	-	-
Cost in excess of net assets of acquired businesses	-	-	-	-
Investments in affiliate	-	-	-	-
Restricted cash	-	-	-	-
Deferred financing costs	-	-	-	-
Other assets	-		-	-
Deferred taxes	-	-	-	-
Long-term assets of discontinued operations	-	-	-	-
Total assets	84,346,944	-	(4,171,931)	80,175,013
Current Liabilities (Prepetition)				
Accounts payable-unsecured	42,637,869	-	-	42,637,869
Accrued wages and related liabilities-unsecured	8,710,657	-		8,710,657
Billings in excess of revenues-unsecured	32,007,386	-	-	32,007,386
Other accrued liabilities-unsecured	32,177,490	-	(461,989)	31,715,501
Long-term debt due within 1 year-unsecured	256,622,000	-	-	256,622,000
Long-term debt due within 1 year-secured	489,482,516	-	-	489,482,516
Current Liabilities (Post Petition)				
Accounts payable-unsecured	11,059	-	(10,591)	468
Accrued wages and related liabilities-unsecured	3,678,272	-	4,690	3,682,962
Billings in excess of revenues-unsecured	-	-	-	-
Other accrued liabilities-unsecured	10,790,105	-	449,018	11,239,123
DIP financing	-	-	-	-
Long-term debt due within 1 year-unsecured	-	-	-	-
Long-term debt due within 1 year-secured	-	-	-	-
Current liabilities of discontinued operations	566,604	-	62,370	628,974
Total current liabilities	876,683,958	-	43,498	876,727,456
Long-term debt	-	-	-	-
Long-term liabilities of discontinued operations	-	-	-	-
Other l-t accrued liabilities-prepetition unsecured	4,408,273	-	-	4,408,273
Minority interest in subsidiary	-	-	-	-
Total liabilities	881,092,231	-	43,498	881,135,729
Stockholders' Equity:				
Preferred stock	6,665,152	-	-	6,665,152
Common stock	230,814	-	-	230,814
Treasury stock	(4,866,900)	-	-	(4,866,900)
Unearned compensation-restricted stock	(543,568)	-	-	(543,568)
Additional paid-in capital	352,365,701	-		352,365,701
Retained earnings (deficit)	(1,150,596,486)	-	(4,215,429)	(1,154,811,915)
Cumulative translation adj.	-	-	-	-
Total stockholders' equity	(796,745,287)	-	(4,215,429)	(800,960,716)
Total liabilities and stockholders' equity	84,346,944	-	(4,171,931)	80,175,013
	-	-	-	-

2/25/2004
1:26 PM

THE IT GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
CASE NO. 02-10118
DECEMBER 27, 2003 THRU JANUARY 30, 2004

Revenues	-
Cost and expenses:	
Cost of revenues	-
Selling, general and administrative expense	1,107,619
Total cost and expenses	1,107,619
Operating income/(loss)	(1,107,619)
Unrealized gain/(loss) on stock held for sale	(3,242,392)
Realized gain/(loss) on debt extinguishment and claim settlement	91,989
Interest income, net	42,593
Net income/(loss) before income taxes	(4,215,429)

2/25/2004
1:26 PM

The IT Group, Inc. and Subsidiaries
Case No. 02-10118
Accounts Payable Consolidated Aging
as of January 30, 2004

Days Aged	Balance
0 - 30	629,442
31 - 60	-
61 - 90	-
Over 90	42,637,869
Balance G/L	43,267,311

Pre Petition	42,637,869
Post Petition	629,442
	43,267,311

2/25/2004
1:26 PM

THE IT GROUP, INC. AND SUBSIDIARIES
ACCOUNTS RECEIVABLE RECONCILIATION AND AGING
CASE NO. 02-10118
As of January 30, 2004
(in thousands)

Accounts Receivable Reconciliation	Amount
Total Accounts Receivable at the beginning of the reporting period	-
Prior Period Adjustments	-
+ Amounts billed during the period	-
- Amounts collected during the period	-
Total Accounts Receivable at the end of the reporting period	-

Accounts Receivable Aging	
0 - 30 days past due	-
31 - 60 days past due	-
61 - 90 days past due	-
91+ days past due	-
A/R not aged	-
Retainage	-
Total Accounts Receivable	-
Amounts considered uncollectible (Bad Debt)	-
Accounts Receivable (Net)	-

DEBTOR QUESTIONNAIRE

Must be completed each month	Yes	No
1. Have any assets been sold or transferred outside the normal course of business this reporting period? If yes, provide an explanation below.		X
2. Have any funds been disbursed from any account other than a debtor in possession account this reporting period? If yes, provide an explanation below.		X
3. Have all post petition tax returns been timely filed? If no, provide an explanation below.	X	
4. Are workers compensation, general liability and other necessary insurance coverages in effect? If no, provide an explanation below.	X	

The IT Group, Inc. and Subsidiaries
Case No. 02-10118
Debtor Bank Account Detail
January 30, 2004

G/L ACCT #	DEBTOR CASE NUMBER	BANK ACCT #	BANK NAME	DESCRIPTION	01/30/04 PER BALANCE SHEET
1010	02-10165	3050-7945	Citibank, N.A., 399 Park Avenue New York, NY 10043	Citibank, NA (checking)	116,495
1020	02-10165	3050-7953	Citibank, N.A., 399 Park Avenue New York, NY 10044	Citibank, NA (savings)	1,133,334
1030	02-10165	3050-9158	State Street Bank and Trust Co. Boston, MA	Sale proceeds	47,918,825
1040	02-10165	3050-9174	Citibank, N.A., 399 Park Avenue New York, NY 10046	Citibank, NA (employee benefits)	130,192
1060	02-10165	2662868294	Dollar Bank, Miracle Mile, Monroeville, PA 15146	Petty Cash Corporate	1,000
1070	02-10165	010-51-099-62	Bank of America, Concord, CA	Petty Cash Northern California	8,000
1210	02-10118	454353	State Street Bank and Trust Co. Boston, MA	Restricted Cash Caterpillar	1,409,252
1240	02-10118	454341	State Street Bank and Trust Co. Boston, MA	Restricted Cash Bookspan	511,735
					51,228,833

In Re: The IT Group, Inc., et al.
Case No. 02-10118 (MFW) (Jointly Administered)
Consolidated Cash Flow

(000's)

Summary Page	January 2004 (a) Actual Total (a)	Cumulative Actual
Cash Beginning of Month	$ 51,973	$ 18,189
Receipts		
Cash Sales	-	-
Accounts Receivable/Other Receivables	166	255,504
Loans and Advances	-	-
Sale of Assets	-	69,288
Preference Recoveries	304	304
Other (Reimbursements from Shaw)	22	20,056
DIP Draw & (Repayment)	-	50,000
Total Receipts	492	395,152
Disbursements		
Net Payroll & Benefits	(68)	(90,115)
Payroll Taxes	(34)	(34,336)
Sales, Use, and Other Taxes	(19)	(1,134)
Operating Expenses	(381)	(162,392)
Rental & Leases	-	(14,019)
Insurance	(1)	(8,466)
Administrative & Selling	(23)	(6,536)
Sale of Assets	-	-
Claims Settlements	(370)	(550)
Other (Attach List)	-	(17,678)
Professional Fees (b)	(479)	(26,734)
U.S. Trustee Fees		(291)
Court Costs	-	-
Total Disbursements (c)	(1,375)	(362,251)
Net Cash Flow (Receipts Less Disbursements)	$ (883)	32,901
Cash - End of Month	$ 51,090	$ 51,090

Total Disbursements	$ (1,375)
Less: Transfers to Debtor in Possession Accounts	-
Plus: Estate Disbursements Made by Outside Sources	-
Total Disbursements For Calculating U.S. Trustee Quarterly Fees	$ (1,375)

(a) *January actual* includes cash flow activity from January 1, 2004 through January 31, 2004.
(b) Professional fees include $10,432.16 to The Bayard Firm on 01/28/04, $52,139.64 and $97,641.00 to Alix Partners on 01/14/04 and 01/28/04, $53,782.56 to Jefferson Wells on 01/28/04, $46,142.82 to Kroll Zolfo Cooper LLC on 01/28/04, and $125,693.66 to White & Case on 01/14/04.
(c) The Debtor companies have limited business operations and all of the Debtor companies with the exception of IT Corporation had no or *de minimis* disbursements.

EXHIBIT B

EXHIBIT B

The IT Group, Inc., et al.
Case No. 02-10118

Debtors
The IT Group, Inc.
2790 Mosside Blvd.
Monroeville, PA 15146-2792
Attn: Harry J. Soose
(By Overnight Courier)

Counsel to Debtors
Gregg M Galardi, Esq.
Marion Quirk, Esq.
Skadden, Arps, Slate, Meagher & Flom, LLP
One Rodney Square
P.O. Box 636
Wilmington, DE 19899-0636

United States Trustee
Mark S. Kenney, Esq.
Assistant U.S. Trustee
Office of the U.S. Trustee
844 King Street
Wilmington, DE 19899
(By Hand Delivery)

Counsel to Creditors' Committee

Jeffrey M. Schlerf, Esq.
The Bayard Firm
222 Delaware Avenue
Suite 900, P.O. Box 25130
Wilmington, Delaware 19899
(By Hand Delivery)

John Cunningham, Esq.
White and Case, LLP
First Union Financial Center
200 South Biscayne Boulevard
Miami, FL 33131-2352
(By Overnight Courier)

Counsel for Prepetition Bank Group
Stephen Karotkin, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(By Overnight Delivery)

Richard S. Cobb, Esq.
Landis Rath & Cobb LLP
919 Market Street, Suite 600
Wilmington, DE 19801
(By Hand Delivery)

Counsel for Postpetition Bank Group
Michael A. Rosenthal, Esq.
Aaron G. York, Esq.
Gibson, Dunn & Crutcher LLP
2100 McKinney Avenue
Suite 1100
Dallas, Texas 75201
(The Shaw Group, Inc.)
(By Overnight Courier)

William P. Bowden, Esq.
Christopher S. Sontchi, Esq.
Ashby & Geddes
222 Delaware Avenue, 17th Floor, P.O. Box 1150
Wilmington, DE 19899
(The Shaw Group, Inc.)
(By Hand Delivery)

U.S. Bankruptcy Court

District of Delaware

Notice of Electronic Filing

The following transaction was received from Quirk, Marion M. entered on 2/27/2004 at 2:48 PM EST and filed on 2/27/2004

Case Name: The IT Group, Inc. and The IT Group, Inc., et al.
Case Number: 02-10118-MFW
Document Number: 4732

Docket Text:
Debtor-In-Possession Monthly Operating Report for Filing Period December 27, 2003 Through January 30, 2004 Filed by The IT Group, Inc. (Quirk, Marion)

The following document(s) are associated with this transaction:

Document description: Main Document
Original filename: C:\temp\convert\Monthly Operating Report.pdf
Electronic document Stamp:
[STAMP bkecfStamp_ID=983460418 [Date=2/27/2004] [FileNumber=2370457-0]
[48915e934da2d05502a217f0c95e185460bda15b6c417abf60cf7f83c177243ac505
bb9d82f782fd6489acb8a2e02e83675l4e6e3348b19116b98f7f058508af]]

02-10118-MFW Notice will be electronically mailed to:

Elihu Ezekiel Allinson III bankruptcy@pacdelaware.com

Roger D Anderson randerson@skfdelaware.com

Julia Melville Andrew jandrew@oag.state.md.us,

Michael W. Arrington marrington@pgslegal.com

Elio Battista battista@blankrome.com

Christopher R. Belmonte cbelmonte@ssbb.com, pbosswick@ssbb.com

John E. Beverungen jbeverungen@co.ba.md.us,

Ian Connor Bifferato bankruptcy@bbglaw.com, Janet@bbglaw.com

Karen C Bifferato kcb@cblhlaw.com

Joseph J. Bodnar jbodnar@monlaw.com